Mail Stop 3561

      							June 23, 2005

VIA INTERNATIONAL MAIL AND FAX  (972)-3-925-2222
Ms. Tal Payne
Vice President, Finance
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye
Peta Tikva 49130 Israel


	Re:	Gilat Satellite Networks Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed March  18, 2005
		File No. 0-21218

Dear Ms. Payne:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 20-F for Fiscal Year Ended December 31, 2004

Capital Expenditures and Divestitures, page 20

1. We note that certain inventory was classified into property and equipment during 2002, 2003, and 2004. Please tell us the nature of the reclassification.


Critical Accounting Policies and Estimates, page 45

2. Please disclose how you estimate the general allowance for doubtful accounts.

Revenues, page 52

3. Please tell us and disclose your basis for revenue recognition on the Compartel projects in Columbia and similar projects. In your response, please address the effect of operational milestones as mentioned on page 61. Refer to paragraph 46 of SOP 81-1.

Gross profit, page 57

4. We note your statements that the "consolidation amounts presented above represent effect of unrealized profits derived from the transactions between GNS and Spacenet. Given that Spacenet revenues were lower in 2003 compared to 2002, purchases of equipment by Spacenet from GNS were also reduced significantly. As such, the unrealized profits also decreased." Please tell us in detail how "intercompany" unrealized profits affected the reported gross profit.

Consolidated Statements of Operations, page F-5

5. Please tell us and disclose in your MD&A how you were able to reduce service cost of revenues. We note that in prior years, service cost of revenues exceeded the related service revenues.

6. We note that transactions with related parties accounted for approximately 10% of cost of service revenues during each of the last three years. Tell us and disclose the nature of these services.

Note 4. Investments in Affiliated Companies and Excess of Losses over
Investments, page F-29

7. We note your conclusion that the Company is not the primary beneficiary of Satlynx and therefore Satlynx should not be considered into the Company`s consolidated financial statements. Considering that SES Global S.A is a related party and holds a variable interest in Satlynx, tell us your consideration of paragraph 17 of FIN
46(R).

Note 2(k). Long-term trade receivables. Page F-18

8. Please provide the disclosures required for receivables that include amounts under long-term contracts. We note on page 8 that your current backlog of orders consists of long-term contracts for three to five years. In addition, you indicated in Note 8(j) that you provide guarantees on installation and operational periods of long-term rural telephony projects ... and other projects until operational milestones are met. Refer to Rule 5-02.3(c) of Regulation S-X.

Note 8. Commitments and Contingencies, page F-36

9. We note that you did not recognize any liability for the guarantees since you expect its performance will be acceptable.
Please tell us what is meant by this disclosure. It is unclear to us if you have concluded that these guarantees are not under the scope of FIN 45.

Note 10. Restructuring of Debts, page F-43

10.  Tell us how accounted for the Bank Hapoalim warrant.

11. Please tell us why the Hapoalim transaction was not accounted for under SFAS 15.

12. Considering that Bank Hapoalim is a 14.8% shareholder, tell us how you considered SAB Topic 5(T) in accounting for this transaction.

Note 12. Taxes on Income, page F-52

13. Please disclose the significant components of your income tax expense. Refer to paragraphs 45 and 47 of SFAS 109.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Ms. Tal Payne
Gilat Satellite Networks Ltd.
June 23, 2005
Page 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE